Exhibit 99.1

Letter to Shareholders Collaborations As noted, Allergan Industrie SAS, an AbbVie company, notified us that it was exercising its right to terminate the development agreement, previously entered into in February 2021 , upon 60 days’ advance notice . During the prior five years, AbbVie was developing a dermal and soft tissue filler product for commercialization in the medical aesthetics market, using the Company’s rhCollagen technology . We view this development as an opportunity, and we are moving forward with confidence . Interest in CollPlant’s collagen technology remains strong and we are actively pursuing entering into agreements with new partners, across all types of aesthetic products, including for dermal and soft tissue filler products . The market opportunity before us is significant, and we intend to capture it . Over the past few months, we have engaged with several leading strategic partners and Tier 1 corporations to explore potential joint development opportunities, primarily in the aesthetics sector . These collaborations focus on dermal filler products incorporating CollPlant’s technology, hyaluronic acid, and other key components . While these discussions naturally take time, we are actively working to accelerate the process and, while there is no guarantee, are optimistic about reaching a definitive agreement in the coming months . To ensure we are well positioned for the road ahead, we have updated our expense forecast and are implementing a cost - reduction and workforce optimization plan . As part of this initiative, we are in the process of reducing our workforce by approximately 50% . We are confident these measures will sharpen our focus and believe this will extend our cash runway into Q 4 2026 , positioning us to achieve our next key milestones from a position of strength . As we move forward, we are building on a strong foundation, with three core programs - regenerative dermal and soft tissue fillers, regenerative breast implants, and rhCollagen bioinks for 3 D bioprinting of tissues and organs - that we believe have the potential to drive meaningful growth and value creation in the years ahead . REHOVOT, Israel, April 13 , 2026 PRNewswire/ CollPlant (Nasdaq : CLGN), a regenerative and aesthetic medicine company developing innovative technologies and products based on its proprietary plant - derived recombinant human collagen (rhCollagen), is pleased to issue the following letter from its Chief Executive Officer, Yehiel Tal . Dear Shareholders, This morning we announced the termination of our development agreement with AbbVie . While this represents the close of an important chapter, we see it as the beginning of an even more promising journey . I’d like to share our vision for what lies ahead for CollPlant in 2026 .

Regenerative Dermal and Soft Tissue Fillers CollPlant's photocurable dermal filler technology represents a significant leap forward from traditional fillers that provide passive volumization . Designed to deliver immediate structural restoration, it uses light activation to form a stable, crosslinked scaffold in situ, supporting tissue integration and potentially enhancing skin quality and elasticity over time . The clinical potential of this technology is compelling, with meaningful benefits for patients experiencing facial fat atrophy, midface deflation, loss of jawline definition, or skin laxity . Currently in preclinical development, this technology sits at the heart of CollPlant’s strategy to define the next - generation of regenerative aesthetic solutions based on rhCollagen, targeting age - related volume loss, skin regeneration, structural soft tissue restoration, and weight - loss - associated facial changes . We are actively evaluating clinical and commercial opportunities for the platform and plan to develop a new portfolio of regenerative dermal and soft tissue fillers, aiming to initiate clinical trials within two years . We are seeking a strategic partner to advance the next phase of development and as noted above, are in active discussions with potential collaborators . Regenerative Breast Implants CollPlant’s breast implants represent a truly paradigm - shifting approach, designed not only to regenerate breast tissue but also to offer inherent safety advantages . Following upgrades to our bioprinting process and related manufacturing capabilities, we have been able to produce and test commercial - sized implants . We are encouraged by the results observed to date . We are in active discussion with potential strategic partners to advance the program and we look forward to sharing further updates .

rhCollagen BioInks Portfolio for 3D Bioprinting

We recently announced the launch of BioFlex, a ready-to-print rhCollagen-based kit designed for Digital Light Processing (DLP) 3D bioprinting applications. BioFlex is engineered to support the biofabrication of advanced tissue models for drug discovery, as well as the development of engineered tissues and potentially transplantable organs. The ready-to-use system includes Collink.3D™ 50, a biodegradable polymer component, together with proprietary photoactive agents optimized for high-resolution DLP printing.

In October 2025, we announced that a scientific article published in Archives of Dermatological Research reported that researchers at the Mayo Clinic developed the first fully humanized 3D bioprinted skin model using CollPlant's plant-derived rhCollagen. By combining rhCollagen with key human skin cell types, the model provides an innovative, sustainable, and ethical alternative to animal testing in preclinical research, with potential applications in cosmetic and pharmaceutical testing, disease modeling, and drug development.

We are in discussions with additional leading research institutions regarding potential collaborations that could further demonstrate the capabilities of our bioinks portfolio.

Also in October 2025, we announced the expansion of our distribution footprint into North America through a new partnership with a U.S.-based logistics center. The logistics hub provides full cGMP-compliant storage and distribution services and will serve as a clinical supply depot. With this infrastructure now in place, we are actively seeking to grow our commercial presence across the United States and Canada, targeting new customers for our rhCollagen and BioInk product lines.


Collink·3D
50
Human Collagen Bioink
7ml
50L
Human Collagen Bioink
Lyophilized recombinant human type I collagen methacrylamide
100 mg
90
Recombinant human type I collagen methacrylamide
Collink·3D

In Closing



The aesthetics industry continues to seek innovative products that deliver safe and effective results. CollPlant's high-performance, non-animal rhCollagen technology directly addresses this demand, including its potential for tissue rejuvenation, and the level of interest we are seeing from potential partners and collaborators reflects the strength of what we have built.

2026 is a year of opportunity for CollPlant. We are focused, we are energized, and we are executing against a clear and compelling strategy. We look forward to delivering on the promise of our technology while remaining committed to building a more sustainable and equitable world.

To our employees - your dedication, resilience, and passion for improving patients' lives are the foundation of everything we do. Thank you. And to our shareholders - your continued trust and support mean a great deal to us. We are excited about what lies ahead and look forward to rewarding that trust.

With appreciation and optimism,

Yehiel Tal
Chief Executive Officer,
CollPlant Biotechnologies

Forward - Looking Statements This communication may include forward - looking statements . Forward - looking statements may include, but are not limited to, statements relating to CollPlant's objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future . These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate . Forward - looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements . Many factors could cause CollPlant's actual activities or results to differ materially from the activities and results anticipated in forward - looking statements, including, but not limited to, the following : the Company's history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all ; the Company's expectations regarding the timing and cost of commencing pre - clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company's ability to initiate its next large - animal study for its breast implants in a timely manner, or at all ; the Company’s ability to develop a printing solution for its breast implants program, or at all ; the Company's ability to obtain favorable pre - clinical and clinical trial results ; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling ; commercial success and market acceptance of the Company's rhCollagen based products, in 3 D bioprinting and medical aesthetics ; the Company's ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers ; the Company's ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement ; the Company's reliance on third parties to conduct some or all aspects of its product manufacturing ; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company's ability to operate its business without infringing the intellectual property rights of others ; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk ; the impact of competition and new technologies ; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the Israel - Hamas war, projected capital expenditures and liquidity, changes in the Company's strategy, and litigation and regulatory proceedings . More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading "Risk Factors" included in CollPlant's most recent annual report on Form 20 - F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future . The forward - looking statements contained in this press release are made as of the date of this press release and reflect CollPlant's current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward - looking statements, whether as a result of new information, future events, or otherwise . Contact at CollPlant: Eran Rotem, Deputy CEO & CFO Tel: + 972 - 73 - 2325600, Eran@collplant.com, www.collplant.com About CollPlant CollPlant is a regenerative and aesthetic medicine company focused on medical aesthetics and 3 D bioprinting of tissues and organs . The Company's products are based on its rhCollagen (recombinant human collagen) produced with CollPlant's proprietary plant - based genetic engineering technology . These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine . For more information about CollPlant, visit http : //www . collplant . com .